Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE HOLDERS

Subject:	Xeris Pharmaceuticals, Inc. Offer to Exchange Eligible Options for New Options

To:	All Eligible Holders

Date:	November 10, 2020

We are pleased to announce that Xeris Pharmaceuticals, Inc. (“Xeris,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Options (the “Exchange Offer”) today, Tuesday, November 10, 2020. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options for replacement stock options with modified terms.

Xeris has chosen Aon to help with administration of this exchange offer. To access your exchange election site, visit this registration site to access your information:

•	Direct URL for registration will be https://equitysolutions.aon.com/UWSO/Participant/Account/Register.

•	You will need to provide the following registration code: 441669

The Exchange Offer will expire at 11:59 p.m., Central Time, on Wednesday, December 9, 2020 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time.

Please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Xeris recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at www.xerispharma.com/investors/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.